UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36443

K2M Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

600 Hope Parkway SE

Leesburg, Virginia, 20175

(703) 777-3155

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of each class of securities listed above, as of the certification or notice date: One (1)*.

*

On November 9, 2018, pursuant to an Agreement and Plan of Merger, dated as of August 29, 2018, by and among K2M Group Holdings, Inc. (the “Company”), Stryker Corporation (“Parent”) and Austin Merger Sub Corp. (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and as a wholly owned direct or indirect subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, K2M Group Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 19, 2018	/s/ Eric D. Major
Name: Eric D. Major
Title: President